Exhibit 3.2

                                     AMENDED
                            ARTICLES OF INCORPORATION
                            OF ATOMIC PAINTBALL, INC.
                Texas Charter Number 01627329, dated May 8, 2001

Whereas, the corporation was approved on May 8, 2001, by the State of Texas, and Whereas, the permanent board meeting has not yet occurred, and Whereas, shares of stock have not been issued, the initial two directors agreed on June 9, 2001 to the following amendment to the original articles, as amended below:


ARTICLE 4

         The total number of shares for which the Corporation shall have the authority to issue is "Ten Million (10,000,000) Shares" of common stock, at no par value.

Initial Two Board Members Signatures

/s/ Barbara Jo Smith                        Date  7-9-01
Barbara Jo Smith

/s/ Alton Keith Smith                       Date  7-9-2001
Alton Keith Smith